Exhibit 99.9

BMRC Geomining Solutions LLP
C-20, Kanpur - Lucknow Rd, Hind Nagar,

Sector Cl, LDA Colony, Lucknow,

Uttar Pradesh

226012, India

Dear Sirs/Mesdames:

RE: United States Securities and Exchange Commission reporting of 2020 Mineral Reserves

I hereby consent to;

a.BMRC Geomining Solutions LLP being named in this report on Form 6-K (the “6-K”) of ArcelorMittal, which, as explained in the 6-K, the Company is filing to reflect the retrospective application of certain changes in its segment information for all periods presented in the Company’s annual report on Form 20-F for the year ended December 31, 2020, as having prepared the 2020 iron ore reserve estimates on ArcelorMittal's property Thakurani Iron Ore Mine in India, and

b.the incorporation by reference of the 6-K into Registration Statements Nos. 333-147382, 333-153576, 333-162697 and 333-170117 on Form S-8 and Registration Statement No. 333-256031 on Form F-3.

For and on behalf of mining consulting firm BMRC Geomining Solutions LLP.

/s/ Ravindra Sharma
Project Director
Ravindra Sharma
Managing Director & Principal Consultant

Date: 02 June 2021